Kare Mobile Inc.

Financial Statements

For the fiscal year ended December 31, 2019, and 2020

(Unaudited)

Consolidated
Profit and Loss
January - December 2019

		Total
Income		
Total Income	$	281,668.34
Cost of Goods Sold		
Total Cost of Goods Sold	$	54,095.34
Gross Profit	$	227,573.00
Expenses		
Bank Service Charges		312.90
Computer, Internet & Software		39,864.32
Consulting Services		5,423.25
Continuing Education		2,116.65
Contract Labor		18,651.42
Dental Equipment		3,444.76
Depreciation Expense		112,493.38
Dues & Subscriptions		7,452.47
Insurance Expense		14,567.17
Interest Expense		25,739.01
Marketing & Advertising		4,437.46
Meals & Entertainment		2,101.61
Miscellaneous		2,872.34
Office Supplies		3,102.00
Payroll Expenses		20,454.58
Payroll Processing		1,280.40
Payroll Taxes		1,639.85
Professional Fees		14,218.90
Repairs & Maintenance		4,616.89
Shipping & Postage		833.32
Tax Expense		1,196.00
Travel Expense		8,840.82
Total Expenses	$	318,329.98
Net Operating Income	-$	90,756.98
Other Expenses		
Total Other Expenses	$	900.00
Net Other Income	-$	900.00
Net Income	-$	91,656.98

Consolidated
Balance Sheet
As of December 31, 2019

		Total
ASSETS		
Current Assets		
Bank Accounts		
Bank Account		5,096.50
Bank Account		9,829.00
Total Bank Accounts	$	14,925.50
Other Current Assets		
Subsidiary Receivable		400.00
Subsidiary Receivable		95,134.66
Service Receivables		46,198.00
Total Other Current Assets	$	141,732.66
Total Current Assets	$	156,658.16
Fixed Assets		
Amortization		-25,576.00
Fixed Asset Software		150,303.51
Furniture and Equipment		610.00
Accumulated Depreciation		-178,120.38
Furniture and Equipment		36,365.00
Medical Equipment		27,399.00
Vehicles		113,746.38
Total Fixed Assets	$	124,727.51
Other Assets		
TOTAL ASSETS	$	281,385.67
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Total Credit Cards	$	24,004.58
Other Current Liabilities		
Total Current Liabilities	$	117,946.22
Long-Term Liabilities		
Total Long-Term Liabilities	$	270,584.49
Total Liabilities	$	388,530.71
Equity		
Investor Capital		23,173.21
Opening Balance Equity		87,951.33
Net Income		-91,656.98
Distribution - B. Becker		-10,450.00
Distribution - KW		-17,057.00
Retained Earnings		-99,105.60
Total Equity	-$	107,145.04
TOTAL LIABILITIES AND EQUITY	$	281,385.67

Consolidated
Profit and Loss
January - December 2020

	Total
Income	
Total Income	$ 656,874.46
Cost of Goods Sold	
Total Cost of Goods Sold	$ 76,759.58
Gross Profit	$ 580,114.88
Expenses	
Bank Service Charges	3,197.06
Computer, Internet & Software	17,637.98
Consulting Services	106,754.67
Continuing Education	349.00
Contract Labor	34,321.87
Depreciation Expense	88,135.74
Dues & Subscriptions	10,848.65
Insurance Expense	5,659.90
Interest Expense	54,144.84
Marketing & Advertising	12,456.51
Miscellaneous	2,340.54
Office Supplies	1,720.35
Payroll Expenses	119,636.58
Payroll Processing	3,326.68
Payroll Taxes	8,482.42
Professional Fees	34,212.03
Rent Expense	713.62
Repairs & Maintenance	9,037.23
Shipping & Postage	476.43
Tax Expense	3,371.68
Taxes	8,843.68
Taxes Property	576.52
Telephone Expense	1,845.73
Travel Expense	8,285.97
Waste Removal	179.79
Total Expenses	$ 646,182.00
Net Operating Income	-$ 66,067.12
Other Expenses	
Other Expense	1,188.00
Other Expense from Subsidiary	3,154.60
Other Expense from Subsidiary	9,017.67
Total Other Expenses	$ 13,360.27
Net Other Income	-$ 13,360.27
Net Income	-$ 79,427.39

Tuesday, Dec 21, 2021 04:30:38 AM GMT-8 - Accrual Basis

Consolidated
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Bank Account	33,355.64
Bank Account	7,897.37
Bank Account	3,071.12
Total Bank Accounts	$ 44,324.13
Accounts Receivable	
Accounts Receivable	29,136.59
Total Accounts Receivable	$ 29,136.59
Other Current Assets	
	10,300.00
Service Receivables	61,845.92
Lease Receivables	126,000.00
Total Other Current Assets	$ 198,145.92
Total Current Assets	$ 271,606.64
Fixed Assets	
Accumulated Depreciation - Vegas	-266,256.12
Amortization	-49,877.00
Furniture and Equipment	36,864.95
Medical Equipment	27,399.00
Vehicles	113,746.38
Dental Equipment	22,859.33
Fixed Asset Software	150,303.51
Furniture and Equipment	610.00
Mobile Vans	305,848.02
Total Fixed Assets	$ 341,498.07
TOTAL ASSETS	$ 613,104.71
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	53,280.53
Total Accounts Payable	$ 53,280.53
Credit Cards	
Total Credit Cards	$ 50,691.55
Other Current Liabilities	
Metco	34,606.43
Total Other Current Liabilities	$ 55,984.84
Total Current Liabilities	$ 159,956.92
Long-Term Liabilities	
financial institution	37,661.53
financial institution	29,278.14
Convertible Note -	138,246.40
Convertible Note -	250,000.00
financial institution	25,000.00
financial institution	42,633.45
financial institution	190,359.39
financial institution	11,098.09
Total Long-Term Liabilities	$ 724,277.00
Total Liabilities	$ 884,233.92
Equity	
Investor Capital	23,173.21
Opening Balance Equity	9,394.55
Retained Earnings	-190,762.58
Net Income	-79,427.39
Total Equity	-$ 271,129.21
TOTAL LIABILITIES AND EQUITY	$ 613,104.71

Consolidated
Statement of Cash Flows
January 2019 - December 2020

	Jan - Dec 2019	Jan - Dec 2020	Total
OPERATING ACTIVITIES			
Net Income	-91,656.98	-79,427.39	-171,084.37
Adjustments to reconcile Net Income to Net Cash provided by operations:			0.00
Service Receivables	-46,198.00	-15,647.92	-61,845.92
Accounts Receivable/Lease Receivables	-400.00	-165,036.59	-165,436.59
Due from Kare Mobile/Due from Kare LLC	-95,134.66	-32,053.97	-127,188.63
Amortization	25,201.00	24,301.00	49,502.00
Accts Payable		50,785.00	50,785.00
Due to Kare Mobile/Kare LLC	33,971.00	93,217.63	127,188.63
short term liabilities	-205,833.70	27,992.23	-177,841.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 275,113.83	-$ 16,442.62	-$ 291,556.45
Net cash provided by operating activities	-$ 366,770.81	-$ 95,870.01	-$ 462,640.82
INVESTING ACTIVITIES			
Accumulated Depreciation	112,493.38	88,135.74	200,629.12
Dental Equipment	-4,740.00	-22,859.33	-27,599.33
Furniture and Equipment	-4,605.00	-499.95	-5,104.95
Mercedes	-103,148.38		-103,148.38
Mercedes Van -	0.00	-88,135.74	-88,135.74
Mercedes Van -		-138,246.40	-138,246.40
Mercedes Van -		-79,465.88	-79,465.88
Net cash provided by investing activities	$ 0.00	-$ 241,071.56	-$ 241,071.56
FINANCING ACTIVITIES			
Long term financing	270,584.49	65,446.11	336,030.60
Convertible Note -		138,246.40	138,246.40
Convertible Note -		250,000.00	250,000.00
Distribution	-27,507.00	-6,000.00	-33,507.00
Investor Capital	21,173.21		21,173.21
Opening Balance Equity	41,183.06	-78,556.78	-37,373.72
Net cash provided by financing activities	$ 305,433.76	$ 369,135.73	$ 674,569.49
Net cash increase for period	-$ 61,337.05	$ 29,398.63	-$ 31,938.42

Saturday, Jan 08, 2022 10:51:05 AM GMT-8

Kare Mobile
Consolidated Statement of Equity

	Common Stock		Additional		
	Shares	Amount	Paid in Capital	Retained Earnings	Total
Beginning Balance, May 24, 2017	1,528,624	$ 15.28			$ 15.28
Contributions	4,311,491	$ 43.11	$ 411,419.61		$ 411,462.72
Other Comprehensive gain/(loss)					
Net Income				$ (79,427.39)	$ (79,427.39)
Ending Balance, December 31, 2020	5,840,115	$ 58.39	$ 411,419.61	$ (79,427.39)	$ 332,050.61

Kare Mobile Inc.

Notes to the Consolidated Financial Statement

December 31, 2020

Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company") The financial statement only includes information from January 1, 2019, to December 31, 2020.

Kare Mobile Inc. was incorporated in the State of Delaware on May 24, 2017.

Kare Mobile Inc created a proprietary mobile service delivery platform which includes schedule optimization software that allows the service provider to maximize daily productivity through our patent pending algorithm. We manufacture our energy efficient mobile units and support our licensees by providing administrative and revenue cycle support. Our turnkey model allows the licensee to focus on operations while Kare Mobile oversees their success through technology innovations.

Kare Mobile units are Mercedes Sprinter 144 wheelbase vans, converted to single chair dental units. We have filed a design patent on the layout and features we equip our mobile units with. These features include televisions to provide live telehealth visits with a doctor on the van. UV light to sterilize the van between patients, they are inverter powered utilizing the energy generated from the alternator to operate the unit during the day. We are currently working on IOT applications to further enhance efficiency for the provider operating the van. Our software provides productivity goals and factors time, provider, and location between customers when optimizing daily suggested patient flow and routes. We want to reduce the providers fixed overhead expenses through utilization of our support services which include call center and revenue cycle management support for our licensees.

Fiscal Year

The Company operates on a December 31st year end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Kare Mobile Inc. and Kare LLC. Kare LLC is a licensee of Kare Mobile Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles

generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB").

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable

The Company's trade receivables and service receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed based on current tax law allowances.

Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue are ten million (10,000,000) at a par value per share of $0.00001. As of December 31, 2020, 5,840,115 shares have been issued and are outstanding.

Subsequent Events

The Company has evaluated subsequent events, it has been determined that no events require additional disclosure.